UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release

Angiotech Pharmaceuticals, Inc. today announced in a joint press release with Genzyme Corporation, that the two companies have entered into a strategic collaboration agreement designed to identify, develop and commercialize innovative therapies for cancer patients undergoing surgical removal of tumors. Angiotech and Genzyme will collaborate to create novel, localized treatments that target the prevention of tumor re-growth after surgery through the direct application of a combined biomaterial/anti-cancer therapeutic at the site of tumor excision.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 9, 2006

      By: /s/

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Tuesday, May 9, 2006

Angiotech Pharmaceuticals and Genzyme Corporation Form Collaboration
to Develop Innovative Surgical Oncology Treatments

VANCOUVER, BC and CAMBRIDGE, MA, May 9, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) and Genzyme Corporation (NASDAQ: GENZ) today announced that they have entered into a strategic collaboration agreement designed to identify, develop and commercialize innovative therapies for cancer patients undergoing surgical removal of tumors.

Angiotech and Genzyme will collaborate to create novel, localized treatments that target the prevention of tumor re-growth after surgery through the direct application of a combined biomaterial/anti-cancer therapeutic at the site of tumor excision. Such products may also be useful in treating inoperable tumors, reducing local tumor side-effects, and improving surgical outcomes while complementing existing systemic therapies.

“We are excited to announce this partnership with one of the world’s recognized leaders in biopharmaceutical and biosurgery research and product development,” said Dr. Bill Hunter, President and CEO of Angiotech Pharmaceuticals. “We believe Genzyme’s specific expertise in oncology and surgical biomaterials, combined with our own expertise in drug-loaded surgical implants and medical devices, provides the resources and critical mass to accelerate our tumor resection program and develop new cancer therapies,” added Dr. Hunter.

“The possibility of augmenting current treatment strategies by adding a tumor-direct, non-systemic approach is of great interest to Genzyme,” stated Duke Collier, Executive Vice President of Genzyme.  “This collaboration expands our oncology program, underscores our commitment to our biomaterials platform, which includes several marketed products, and may provide an important new treatment option for patients.”

Terms of the Collaboration

Under the collaboration agreement, Angiotech and Genzyme will contribute their respective expertise in drug screening and development, cell biology, biomaterials and oncology – along with their respective clinical and commercial infrastructures – to develop products for surgical oncologists and their patients.

The companies will conduct research jointly, with each contributing key personnel, technology and intellectual property.  Genzyme will have primary responsibility for clinical development, manufacturing and worldwide commercialization of any collaboration products.  Angiotech will participate in the development of products and will have a co-marketing option. Collaboration costs and any eventual profits will be shared equally.

About Cancer Surgery

According to the current World Health Organization (WHO) world cancer report, cancer continues to be the second most important cause of death in developed countries, killing 23% of their population. Surgery is the principal initial treatment option for most cancer patients who are diagnosed with a localized tumor prior to metastatic spread. According to a recent article in the American Association of Cancer Research Journal, local re-growth of a tumor at the resection site is a common problem after surgery, and occurs in up to 50% of patients.

Duke Collier, Executive Vice President of Genzyme, will be a guest speaker during Angiotech’s quarterly earnings update today – May 9, 2006 – at 11:00 AM (EDT). A live webcast will be available to all interested parties through Angiotech’s website at www.angiotech.com under the Investor Relations section.

About Angiotech Pharmaceuticals

Founded in 1992 Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company, with 14 facilities in 6 countries and over 1,500 dedicated employees, that discovers, develops and markets innovative, minimally invasive treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

About Genzyme Corporation

One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. This year marks the 25th anniversary of Genzyme’s founding. Since 1981, the company has grown from a small start-up to a diversified enterprise with more than 8,000 employees in locations spanning the globe and 2005 revenues of $2.7 billion. Genzyme has been selected by FORTUNE as one of the “100 Best Companies to Work for” in the United States. With many established products and services helping patients in more than 80 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant and immune diseases, and diagnostic testing. Genzyme’s commitment to innovation continues today with a substantial development program focused on these fields, as well as heart disease and other areas of unmet medical need. For more information, visit www.genzyme.com.

Genzyme® is a registered trademark of Genzyme Corporation. Angiotech® is a registered trademark of Angiotech Pharmaceuticals, Inc. All rights reserved

Genzyme Corporation:  This press release contains forward-looking statements, including the statements regarding: a potential treatment of cancer and the identification, design and approval of products; funding under the collaboration agreement; and estimates concerning the tumor resection patient population. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others, the timing of and safety and efficacy results from clinical trials and decisions made by the companies based on these results; the ability to manufacture sufficient quantities of product for development and commercialization activities and to do so in a timely and cost efficient manner; decisions by regulatory authorities related to the development and commercialization of a potential therapy; the competitive environment for cancer therapies; the accuracy of the companies’ information concerning the tumor resection patient population; and the risks and uncertainties described in reports filed by Genzyme with the Securities and Exchange Commission. Please see the disclosure under the heading “Factors Affecting Future Operating Results” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of Genzyme’s Annual Report on Form 10-K for the year ended December 31, 2005 for a more complete discussion of these and other risks and uncertainties. Genzyme cautions investors not to place substantial reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and Genzyme undertakes no obligation to update or revise the statements.

Angiotech Pharmaceuticals:  Statements contained in this press release or in our other written or oral public communications that are not based on historical or current fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Such forward-looking statements are based on assumptions that involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Forward-looking statements in this release include the statements regarding: the potential of the collaboration to identify, design and develop new treatment products or therapies for certain types of cancer; other potential uses for these treatment products; the potential acceleration of Angiotech’s tumor resection program as a result of the collaboration; the ability to obtain regulatory approval to develop and commercialize new products or therapies; and the accuracy of information concerning the tumor resection patient population.  These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, among others, the timing of and safety and efficacy results from clinical trials and decisions made by the companies based on these results; the ability to manufacture sufficient quantities of product for development and commercialization activities and to do so in a timely and cost efficient manner; decisions by regulatory authorities related to the development and commercialization of a potential therapy; the competitive environment for cancer therapies; the availability of resources and funding; the accuracy of the information concerning the tumor resection patient population; and the risks and uncertainties described in Angiotech’s filings with the United States Securities and Exchange Commission or the Canadian securities regulators.  The forward looking statements are also based on a number of assumptions, including that it is possible to treat the conditions described in the manner contemplated; that any products or therapies identified and developed by the collaboration will be able to obtain regulatory approval; that funding and resources will be contributed by the parties to the collaboration; and that there will be a market for any products or therapies successfully developed by the collaboration.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:

Janet Craig

Sally Curley

VP, Investor Relations and Corporate Communications

VP, Investor Relations

Angiotech Pharmaceuticals, Inc.

Genzyme Corporation

(604) 221- 6933

(617) 768-6140

Media:

Jodi Regts

Maria Cantor

Manager, Corporate Communications

Dir. Corporate Communications

(604) 221-7930

(617) 768-6690

jregts@angio.com

maria.cantor@genzyme.com